ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 20, 2023

Kathleen M. Nichols T +1 617 854 2418 Kathleen.Nichols@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meketa Infrastructure Fund (the “Fund”) (File No. 333-274323 and 811-23899)

Ladies and Gentlemen:

We are filing today via EDGAR Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of the Fund.

This Pre-Effective Amendment to the Fund’s Registration Statement is being filed for the purposes of responding to comments from the staff of the Securities and Exchange Commission, completing open information, making certain updates, making revisions and filing exhibits to the Registration Statement filing on Form N-2.

No fees are required in connection with this filing. If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617)-854-2418.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Michael Bell

Chelsea M. Childs

Gregory C. Davis

Stephen P. McCourt

Paulita Pike